NOTICE OF MEETING AND NOTICE OF AVAILABILITY OF PROXY MATERIALS
NOTICE is hereby given that the annual general meeting of the shareholders of Aya Gold & Silver Inc. (“Aya” or the “Corporation”) will be held in person on Friday, June 12, 2026, at 10:00 a.m. (Eastern Daylight Time) at 1320 Graham, suite 132, Town of Mount Royal, QC H3P 3C8 (“Meeting”), for the following purposes:
1.to receive the Audited Consolidated Financial Statements for the year ended December 31, 2025, together with the Report of the Auditors thereon;
2.to elect the directors of Aya for the ensuing year;
3.to appoint KPMG LLP as auditors of Aya and authorize the board of directors to fix their remuneration;
4.to approve an advisory and non-binding resolution on our approach to executive compensation; and
5.to transact such further and other business as may properly be brought before the Meeting or any adjournment or postponement thereof.
Additional information relating to the matters to be put before the Meeting is set forth in the Circular. A form of proxy (“Proxy”) or a voting instruction form (“VIF”) is also enclosed.

Registered shareholders
Each registered holder of common shares of the Corporation at the close of business on April 23, 2026, (the “Record Date”) is entitled to receive notice of, and to vote such common shares at the Meeting, either in person or by proxy, in accordance with the procedures described in the Circular. Registered shareholders who are unable to attend the Meeting in person and who wish to ensure that their common shares will be voted at the Meeting are requested to complete, sign and deliver the enclosed form of proxy to TSX Trust Company by mail at Proxy Department, P.O. Box 721, Agincourt, ON M1S 0A1, or by fax at 416-607-7964 within North America and outside North America), or by email at proxyvote@tmx.com. Registered shareholders may also exercise their voting rights (i) by calling the toll-free number 1-888-489-7352 or any other number indicated on the Proxy or (ii) by going to the following website: www.meeting-vote.com. For any additional information concerning this matter, please contact TSX Trust Company by calling at no charge at 1-800-387-0825 (within North America) and at 416-682-3860 (outside North America) or by e-mail at shareholderinquiries@tmx.com. In order to be valid and acted upon at the Meeting, Proxys must be delivered to TSX Trust Company by 10:00 A.M. (Eastern Daylight Time) on June 10, 2026. Further instructions with respect to voting by proxy are provided in the Proxy and in the Circular.
Non-Registered shareholders
Shareholders may also beneficially own common shares that are registered in the name of a broker, another intermediary or an agent of that broker or intermediary. If a shareholder holds its common shares in a brokerage account, such shareholder is not a registered shareholder. Without specific instructions, intermediaries are prohibited from voting common shares for their clients. If a shareholder is a non-registered shareholder, it is vital that the VIF provided to such shareholder be returned according to the instructions, sufficiently in advance of the deadline specified by the broker, intermediary or its agent, to ensure that they are able to provide voting instructions on such shareholder’s behalf.

Every shareholder’s participation is important to us, and we encourage shareholders to exercise their vote by completing their Proxy or VIF prior to the Meeting, even if shareholders expect to attend.
Notice-and-Access
Aya has chosen to deliver the Circular, the management’s discussion and analysis, the consolidated financial statements of the Corporation and the auditor’s report for the year and quarter ended December 31, 2025, and other related materials of the Meeting (together, the “Proxy Materials”) using Notice-and-Access provisions, which govern the delivery of proxy-related materials to shareholders utilizing the internet. Notice-and-Access provisions are found in section 9.1.1 of Regulation 51-102 respecting Continuous Disclosure Obligations (“Regulation 51-102”), for delivery to registered Shareholders, and in section 2.7.1 of Regulation 54-101 respecting Communication with Beneficial Owners of Securities of a Reporting Issuer (“Regulation 54-101”), for delivery to beneficial shareholders (together, the “Notice-and-Access Provisions”).
Notice-and-Access Provisions allow Aya to choose to deliver Proxy Materials to shareholders by posting them on SEDAR+ and on a non-SEDAR+ website, provided that the conditions of Regulation 51-102 and Regulation 54-101 are met, rather than by printing and mailing the documents. Notice-and-Access Provisions can be used to deliver materials for both general and special meetings of shareholders. Aya may still choose to continue to deliver the Circular by mail, and shareholders are entitled to request a paper copy of the Circular document be mailed to them at the Company’s expense.
Pursuant to the Notice-and-Access Provisions, Aya must send a notice to each registered and beneficial shareholder confirming internet availability (the “N&A Notification”), indicating that the Proxy Materials have been posted on Aya’s website and on SEDAR+, together with a Proxy or VIF (together with the N&A Notification, the “notice package”) and explaining how a shareholder can access the Proxy Materials or obtain paper copies thereof. We remind you to access and review all of the important information contained in the Proxy Materials before voting.
The Proxy Materials will be available online at: https://ayagoldsilver.com/investors/financial-reports/ in French and English. You may also find a copy on SEDAR+ under the Corporation’s profile at www.sedarplus.ca. Please review the Meeting materials prior to voting.
You may obtain a paper copy of the Proxy Materials at no cost by calling the toll-free number 1-888-433-6443 (toll free in Canada and the United States) or 1-416-682-3801 (other countries). Alternatively, you can send your request by email at tsxt-fulfilment@tmx.com.
Additional information on how the Notice-and-Access Provisions work can also be obtained at these same coordinates.
In order to allow you sufficient time to receive and review the Meeting materials and return the form of proxy or voting instructions form in the prescribed time, paper copies of the Meeting materials must be requested no later than May 27, 2026. If you request a paper copy of the Proxy Materials, please note that another form of proxy or voting instruction form will not be sent; please retain the one received with the notice package for voting purposes.
After the meeting, requests may be made by calling the same numbers. Please allow a period of 3 business days for processing your request as well as usual mailing times.

DATED in the Town of Mount Royal, Quebec, this 13th day of May 2026

BY ORDER OF THE BOARD OF DIRECTORS
“Elias J. Elias”
Elias J. Elias
Chief Legal and Sustainability Officer and Corporate Secretary